EXHIBIT 99.1

GENFIT: Reports Third Quarter 2019 Financial Information
(Unaudited financial information under IFRS)

  Cash and cash equivalents of €303 million at September 30, 2019
  Revenues of €31 million for the first nine months of 2019 mainly due to the upfront payment per the Terns Pharmaceuticals licensing and collaboration agreement

Lille (France), Cambridge (Massachusetts, United States), October 30, 2019 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases, today announced its cash position as of September 30, 2019 and revenues for the first nine months of 2019.

Cash Position

As of September 30, 2019, the Company’s cash and cash equivalents amounted to €303.0 million compared with €219.9 million one year earlier.

As of June 30, 2019, cash and cash equivalents totaled €281.9 million.

During the third quarter GENFIT received an up-front payment pursuant to the license and collaboration agreement with Terns Pharmaceuticals. Under the terms of this licensing agreement, Terns obtained the exclusive rights to develop, register and market elafibranor in mainland China, Hong Kong, Macau and Taiwan (“Greater China”) for both NASH and PBC.  GENFIT is eligible to receive up to an additional $193 million based on potential clinical, regulatory and commercial milestones.  Upon commercial launch of elafibranor for the treatment of NASH in Greater China, GENFIT will be entitled to receive mid-teen percentage royalties from Terns based on sales in the territory.

Revenues*

Revenues* for the first nine months of 2019 amounted to €31 million compared to €0.07 million for the same period in 2019.

Revenues for the first nine months of 2019* result mainly from receipt of the upfront payment pursuant to the licensing and collaboration agreement signed with Terns Pharmaceuticals at the end of June 2019.

*Revenue recognized under IFRS 15

ABOUT ELAFIBRANOR

Elafibranor is GENFIT’s lead pipeline product candidate. Elafibranor is an oral, once-daily, first-in-class drug acting via dual peroxisome proliferator-activated alpha/delta pathways developed to treat, in particular, nonalcoholic steatohepatitis (NASH), for which it has been granted Fast Track Designation. GENFIT believes, based on clinical results to date, that elafibranor has the potential to address multiple facets of NASH, including inflammation, insulin sensitivity, lipid/metabolic profile, and liver markers. Phase 2 clinical trial results have also shown that elafibranor may be an effective treatment for PBC, a severe liver disease. Elafibranor was granted a Breakthrough Therapy Designation in this indication.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery with a rich history and strong scientific heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH, and GENFIT plans to initiate a Phase 3 clinical trial in PBC at the beginning of next year following its positive Phase 2 results. As part of GENFIT’s comprehensive approach to clinical management of NASH patients, the company is also developing a new, non-invasive and easy-to-access blood-based in vitro diagnostic test to identify patients with NASH who may be appropriate candidates for drug therapy. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a public company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to Genfit, including the potential to develop and commercialize elafibranor in Greater China and obtain revenues therefrom.  The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements.  Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2018 Registration Document filed with the AMF on February 27, 2019 under n° D.19-0078, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s final prospectus dated March 26, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com